FOR IMMEDIATE RELEASE	THURSDAY, NOVEMBER 23, 2006

Shell Canada announces $4 billion investment program for 2007

Calgary, Alberta - Shell Canada announced today a 2007 investment plan totalling $4 billion, nearly 50 per cent higher than the 2006 plan. The 2007 plan will include more than $3.6 billion of capital expenditures and almost $400 million of related exploration and pre-development expenses that will deliver profitability and growth now and into the future.

“This investment plan supports Shell Canada’s growth in unconventional oil and gas while maintaining the leadership position of our Oil Products business,” said Clive Mather, President and CEO, Shell Canada Limited. “North American and global economies are generating long-term energy demand which encourages the development of Canadian oil sands and unconventional gas. Growth will be funded from our robust operational earnings and strong balance sheet. Key points of leverage are our high quality leases, access to technology, depth of professional skills and our overarching commitment to sustainable development.”

Shell Canada is focussing resources on the development of growth assets, including:

•	the 100,000 barrel per day (bpd) expansion of the Athabasca Oil Sands Project
(AOSP Expansion 1),

•
a 100-well, cold production program in the Peace River area, and the start-up of the 10,000 bpd Orion SAGD project (phase 1) near Cold Lake, Alberta, which together will help bring the in situ bitumen production to more than 50,000 bpd by 2008, and

•	the continued ramp-up of the company’s basin centred gas program, targeted to deliver 100 million cubic feet per day by the end of 2007.

The investment program also provides for future growth through exploration and the positioning of strategic business opportunities including:

•	advancing the company’s position in other unconventional gas basins (coal bed methane and shale gas) and in the frontier basins of Canada, including the Orphan Basin offshore Newfoundland,

•	pre-development work on subsequent oil sands mining and in situ expansions that will take the company towards its goal of more than 500,000 bpd of bitumen production, and

•
pre-development and front-end engineering, costing some $50 million in 2007, to determine the viability of a new 150,000 - 250,000 bpd heavy oil refinery near Sarnia, Ontario. As previously announced, Shell Canada has been examining the potential to maximize value from its growing oil sands production in Alberta, through the expansion of its manufacturing infrastructure in eastern Canada to meet the increasing demand for light oil. The company has a 40-person team working to progress design, assess environmental impact and undertake a public consultation program. Subject to a satisfactory outcome of this work and regulatory approvals, a decision to proceed would be made in the next two to three years. If Shell Canada does proceed, this pacesetter facility would utilize some of the existing Sarnia refinery assets and employ state-of-the-art technology to deliver improved operational and environmental performance over existing refineries in the region.

“In 2007, Shell Canada will continue its focus on operational excellence to make the most of our existing assets. We will benchmark our operations and adopt global best practices to generate top performance,” said Clive Mather. “Strong earnings and operating cash flow will provide the basis for continued investment levels of about $4 billion per year over the planning period.”

Plan Details:

Business Unit	$ (Millions)
E&P (Exploration 40 % and Development 60%)	1,070
Foothills	430
Unconventional Gas	470
Frontier	130
Pre-development for growth	40

Oil Sands	2,450
AOSP Expansion	1570
In situ growth	490
Pre-development for growth	170
AOSP base business	220

Oil Products	470
Manufacturing & Distribution	250
Marketing	160
Pre-development for Growth	60

For further information contact:

Investor Inquiries: Ken Lawrence Manager, Investor Relations (403) 691-2175	Media Inquiries: Jan Rowley General Manager, Public Affairs (403) 691-3899

Cautionary Note

This document contains “forward-looking statements” based upon management’s assessment of the Company’s future plans and operations. The forward-looking statements contained in this document include references to anticipated growth, growth strategy and long-term profitability, future capital and other expenditures, organizational and financial capability, development, drilling, construction and expansion, the viability and benefits of planned and future expansion projects, the timing of investment decisions, upgrading capacity, construction of manufacturing infrastructure, resources and reserves estimates, future production of resources and reserves, receipt of regulatory approvals, the effects and benefits of technology used by the Company, operational reliability, project schedules and execution, refining margins, market share and market conditions.

Readers are cautioned not to place undue reliance on forward-looking statements. Although the Company believes that the expectations represented by such forward-looking statements are reasonable based on the information available to it on the date of this document, there can be no assurance that such expectations will prove to be correct.

Forward-looking statements involve numerous assumptions, known and unknown risks, and uncertainties that may cause the Company’s actual performance or results to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These assumptions, risks and uncertainties include, but are not limited to, demand for oil, gas and related products, disruptions in supply, fluctuations in oil and gas prices, industry operating conditions, operating costs, stakeholder engagement, project startup, schedules and execution, market competition, operational reliability, labour availability, shortages of materials and equipment, the uncertainties involving the geology of oil and gas deposits and reserves estimates, including the assumption that the quantities estimated can be found and profitably produced in the future, the continued viability of technology used by the Company, general economic conditions, changes in law or government policy, and other factors, many of which are beyond the control of the Company.

The forward-looking statements contained in this document are made as of the date of this document and the Company does not undertake any obligation to update publicly or revise any of the forward-looking statements contained in this document, whether as a result of new information, future events or otherwise, except as required by law. The forward-looking statements contained in this document are expressly qualified by this cautionary note.